SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G0085J117

(CUSIP Number)

Robert Miklautsch, 38000 Hills Tech Drive, Farmington Hills, MI 48331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Bosch Thermotechnik GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,062,451 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,062,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,062,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.52%(1)(2)
14	TYPE OF REPORTING PERSON
OO

(1)	Represents 8,062,451 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of ADS-TEC ENERGY PLC (the “Issuer”) held by Bosch Thermotechnik GmbH, issued in connection with the Share-for-Share Exchange (as defined below). Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Robert Bosch GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,451 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
OO

(1)	Represents (i) 2,400,000 EUSG Class A Ordinary Shares, of the Issuer held by Robert Bosch GmbH, issued in connection with the PIPE Financing (as defined below) and automatically cancelled in exchange for Ordinary Shares, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH, which is 100% owned by Robert Bosch GmbH and as such, it may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by Bosch Thermotechnik GmbH. Robert Bosch GmbH disclaims beneficial ownership of the 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Robert Bosch Industrietreuhand KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,451 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
OO

(1)	Represents (i) 2,400,000 Ordinary Shares, of the Issuer held by Robert GmbH, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH, which is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG has a 93% voting interest in Robert Bosch GmbH, and as such, it may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by Robert GmbH and Bosch Thermotechnik GmbH. Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Stefan Hartung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,451 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)	Mr. Stefan Hartung, as the chief executive officer of Robert Bosch GmbH may be deemed to share voting and dispositive power over the (i) 2,400,000 Ordinary Shares, of the Issuer held by Robert Bosch GmbH, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH. Mr. Hartung disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Stefan Asenkerschbaumer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,451 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)	Mr. Stefan Asenkerschbaumer, as general partner of Robert Bosch Industrietreuhand KG may be deemed to share voting and dispositive power over the (i) 2,400,000 Ordinary Shares, of the Issuer held by Robert Bosch GmbH, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH. Mr. Asenkerschbaumer disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Eberhard Veit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,462,451(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,462,451(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,451(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.44%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)	Mr. Eberhard Veit, as general partner of Robert Bosch Industrietreuhand KG may be deemed to share voting and dispositive power over the (i) 2,400,000 Ordinary Shares, of the Issuer held by Robert Bosch GmbH, and (ii) 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH. Mr. Veit disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

CUSIP No.	G0085J117
1	NAME OF REPORTING PERSON Jan Brockmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,062,451 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,062,451 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,062,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.52%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)	Mr. Jan Brockmann, as president of Bosch Thermotechnik GmbH may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares held by Bosch Thermotechnik GmbH. Mr. Brockmann disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 48,807,898 ordinary shares outstanding according to the Form 20-F filed by the Issuer on December 29, 2021.

Introduction

This Amendment No. 1 (“Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2021. This Amendment is filed on behalf of (i) Bosch Thermotechnik GmbH, based in Wetzlar and entered in the commercial register of the Wetzlar Local Court under HRB 13 (“Bosch Thermotechnik”); (ii) Robert Bosch GmbH, a German company with limited liability (“Robert Bosch GmbH”); (iii) Robert Bosch Industrietreuhand KG, a German limited partnership (“Bosch KG”); (iv) Stefan Hartung, the chief executive officer of Robert Bosch GmbH (“Mr. Hartung”); (v) Eberhard Veit, a general partner of Bosch KG (“Mr. Veit”); (vi) Stefan Asenkerschbaumer, a general partner of Bosch KG (“Mr. Asenkerschbaumer”); and (ix) Jan Brockmann, the chief executive officer of Bosch Thermotechnik (“Mr. Brokmann” together with Bosch Thermotechnik, Robert Bosch GmbH, Bosch KG, Mr. Hartung, Mr. Veit, and Mr. Asenkerschbaumer, the “Reporting Persons”) relating to the shares of common stock, par value $0.0001 per share of Ads-tec Energy Public Limited Company. This Amendment is being filed to report changes to the Reporting Persons. Except as expressly amended and supplemented by this Amendment, the prior Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the prior Schedule 13D, other than as amended herein are incorporated by reference herein

Item 2. Identity and Background

Item 2(a), (b), (c) and (f) are hereby amended and restated, in its entirety, as follows:

i. Bosch Thermotechnik, whose principal business address is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany. The principal business of Bosch Thermotechnik GmbH is providing world solutions for room climate, domestic hot water and decentralised energy management services. Bosch Thermotechnik GmbH is a German company with limited liability.

ii. Robert Bosch GmbH, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal business of Robert Bosch GmbH is the global supply of technology and services in four business sectors: mobility solutions, industrial technology, consumer goods, and energy and building technology. Robert Bosch GmbH is a German company with limited liability.

iii. Robert Bosch Industrietreuhand KG, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal business of Robert Bosch Industrietreuhand KG is the management of Robert Bosch GmbH and its subsidiaries. Robert Bosch Industrietreuhand KG is a German entity similar to a limited partnership.

iv. Mr. Hartung, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Hartung is the management of Robert Bosch GmbH and its subsidiaries. Mr. Hartung is a citizen of Germany.

v. Mr. Asenkerschbaumer, whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Asenkerschbaumer is the management of Robert Bosch GmbH and its subsidiaries. Mr. Asenkerschbaumer is a citizen of Germany.

vi. Mr. Veit whose principal business address is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Veit is the management of Robert Bosch GmbH and its subsidiaries. Mr. Veit is a citizen of Germany.

vii. Mr. Brockmann, whose principal business address is Bosch Thermotechnik GmbH, Junkersstraße 20-24, 73249 Wernau (Neckar), Germany. The principal occupation of Mr. Brockmann is the management of Bosch Thermotechnik GmbH. Mr. Brockmann is a citizen of Germany.

Instruction C Persons

Information regarding each person specified by Instruction C of each of the Reporting Persons is set forth in Exhibit 99.1 hereto and incorporated herein by reference.

Item 2(d) is hereby amended and restated, in its entirety, as follows:

(d)

On February 21, 2018, Robert Bosch GmbH was determined to be liable by the European Commission, sitting in Brussels, Belgium, for two violations of Article 101 of the Treaty on the Functioning of the European Union and Article 53 of the Agreement on the European Economic Area for restricting competition in braking systems and components (AT.39920 - Braking Systems). The European Commission imposed, and Robert Bosch GmbH paid, fines totaling €31,420,000 in connection with this matter. The Reporting Persons do not believe that this matter was criminal in nature and have disclosed this matter out of an abundance of caution. No reference to or disclosure of this matter in this Schedule 13D shall be construed as an admission or indication that such matter is or was criminal in nature or that such matter is required to be disclosed under this section 2(d).

On February 21, 2018, Robert Bosch GmbH was determined to be liable by the European Commission, sitting in Brussels, Belgium, for a violation of Article 101 of the Treaty on the Functioning of the European Union and Article 53 of the Agreement on the European Economic Area for restricting competition in spark plugs (AT.40113 - Spark Plugs). The European Commission imposed, and Robert Bosch GmbH paid, a fine of €45,834,000 in connection with this matter. The Reporting Persons do not believe that this matter was criminal in nature and have disclosed this matter out of an abundance of caution. No reference to or disclosure of this matter in this Schedule 13D shall be construed as an admission or indication that such matter is or was criminal in nature or that such matter is required to be disclosed under this section 2(d).

Other than as set forth above, no Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and restated, in its entirety, as follows:

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the prior 13D):

This Amendment is being field to report changes in the Reporting Persons, as a result of management changes at two entity levels: Bosch KG and Robert Bosch GmbH. Mr. Hartung, Mr. Asenkerschbaumer, and Mr. Veit are being added as Reporting Persons, hereby replacing Franz Fehrenehbach, Wolfgang Malchow, and Volkmar Denner.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated, in its entirety, as follows:

(a) and (b). The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person are as follows:

i. Bosch Thermotechnik is the holder of record of 8,062,451 Ordinary Shares, which constitutes 16.52% of the Ordinary Shares outstanding;

ii. Robert Bosch GmbH is the holder of record of 2,400,000 Ordinary Shares, which constitute 4.92% of the Ordinary Shares Outstanding. Robert Bosch GmbH, as the sole shareholder of Bosch Thermotechnik, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik constituting 16.52% of the Ordinary Shares Outstanding. Robert Bosch GmbH disclaims beneficial ownership of any of the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik other than to the extent it may have a pecuniary interest therein.

iii. Robert Bosch Industrietreuhand KG, as the holder of a 93% voting interest in Robert Bosch GmbH, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik and the 2,400,000 Ordinary Shares which are held by Robert Bosch GmbH constituting 21.44% of the Ordinary Shares Outstanding. Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv. Mr. Hartung, as the chief executive officer of Robert Bosch GmbH, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik and the 2,400,000 Ordinary Shares which are held by Robert Bosch GmbH constituting 21.44% of the Ordinary Shares Outstanding. Mr. Hartung disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

v. Mr. Asenkerschbaumer, as a general partner of Robert Bosch Industrietreuhand KG, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik and the 2,400,000 Ordinary Shares which are held by Robert Bosch GmbH constituting 21.44% of the Ordinary Shares Outstanding. Mr. Asenkerschbaumer disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

vi. Mr. Veit, as a general partner of Robert Bosch Industrietreuhand KG, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik and the 2,400,000 Ordinary Shares which are held by Robert Bosch GmbH constituting 21.44% of the Ordinary Shares Outstanding. Mr. Veit disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

vii. Mr. Brockmann, as the chief executive officer of Bosch Thermotechnik, may be deemed to share voting and dispositive power over the 8,062,451 Ordinary Shares which are held by Bosch Thermotechnik constituting 16.52% of the Ordinary Shares Outstanding. Mr. Brockmann disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(c) Information with respect to all transactions in the shares beneficially owned by the Reporting Person that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated, in its entirety as follows:

99.1	Schedule of Information Respecting Persons Specified by Instruction C.
99.8	Joint Filing Agreement, dated as of January 18, 2022, by and among BOSCH THERMOTECHNIK GMBH, ROBERT BOSCH GMBH, ROBERT BOSCH INDUSTRIETREUHAND KG, Stefan Hartung, Stefan Asenkerschbaumer, and Eberhard Veit.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2022

BOSCH THERMOTECHNIK GMBH

By:	/s/ Robert Miklautsch - POA
Name:	Jan Brockmann
Title:	President

ROBERT BOSCH GMBH

By:	/s/ Robert Miklautsch - POA
Name:	Stefan Hartung

ROBERT BOSCH INDUSTRIETREUHAND KG

By:	/s/ Robert Miklautsch - POA
Name:	Stefan Asenkerschbaumer

By:	/s/ Robert Miklautsch - POA
Name:	Eberhard Veit

/s/ Robert Miklautsch - POA
Name:	Stefan Hartung

/s/ Robert Miklautsch - POA
Name:	Eberhard Veit

/s/ Robert Miklautsch - POA
Name:	Stefan Asenkerschbaumer

/s/ Robert Miklautsch - POA
Name:	Jan Brockmann